InsuraGuest

October 17, 2023

TSX.V Symbol: ISGI
OTCQB Symbol: ISGIF

INSURAGUEST TECHNOLOGIES CLOSES PRIVATE PLACEMENT

VANCOUVER, British Columbia (October 17, 2023) – InsuraGuest Technologies, Inc.® (TSX-V: ISGI) (OTCQB: ISGIF) ("InsuraGuest" or the "Company") is pleased to announce it has closed a private placement (announced October 3, 2023) by issuing 5,744,250 common shares (the "Shares") at $0.02 per Share for gross proceeds of $114,885 CAD ($85,100 USD) (the "Offering").

The securities issued under the private placement are subject to a hold period expiring four months and one day from the date of issuance pursuant to the applicable Canadian securities laws and rules of the TSX Venture Exchange and relevant restrictions under the securities laws of other jurisdictions where the placees may be residents.

The proceeds from the private placement will be used for marketing expenses, to pay accounts payable, and for general corporate purposes. The proceeds will not be used for payments to Non-Arm's Length Parties of the Company, or to Persons conducting Investor Relations Activities. No finders' fees were paid in relation to this financing.

Final acceptance is subject to TSXV approval.

InsuraGuest Technologies Inc.

Harnessing the Power of Technology to Reinvent Insurance

InsuraGuest Technologies (TSX.V: ISGI) (OTCQB: ISGIF) is an insurtech (insurance+technology) company that is disrupting the insurance landscape by utilizing its proprietary software platform to deliver digital insurance to multiple sectors. We are transforming the way insurance is delivered with the revolutionary idea that insurance should be bought, not sold.
CA/LIC: 6001686

For more information, visit: www.InsuraGuest.com.

The TSX.V has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

Forward-Looking Statements

Information set forth in this news release contains forward-looking statements that are based on assumptions as of the date of this news release. These statements reflect management's current estimates, beliefs, intentions and expectations. There is no assurance that this new business product offering or other planned products will be successful. The insurance industry is intensely competitive in the business owner policy sector, and the Company's competitors have significantly more resources than the Company. Acceptance by potential customers is difficult to predict, particularly in the case of new products and disruptive technologies. If the Company fails to achieve market acceptance it will significantly impact its results and financial resources. Achieving market acceptance may require advertising budgets that exceed the Company's current resources and require the Company to seek additional debt or equity financing. There is no assurance that such financing will be available at reasonable prices or at all.

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Company Contact:
Investor Relations
Investor@InsuraGuest.com